DIGATRADE FINANCIAL CORP.
INFORMATION CIRCULAR
FOR THE 2017
ANNUAL GENERAL MEETING OF SHAREHOLDERS

This information is given as of January 23, 2017

I. SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of DIGATRADE FINANCIAL CORP (the “Company”) for use at the annual general meeting (the “Meeting”) of the shareholders of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

These materials are being sent to both registered and non-registered owners of the Company’s securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

II. PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed instrument of proxy is solicited by management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the instrument of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised management in writing that they intend to oppose any action intended to be taken by management as set forth in this Information Circular.

III. APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company. A shareholder has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed instrument of proxy. To exercise this right, a shareholder must strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy acceptable to the Company.

The completed instrument of proxy must be dated and signed and must be deposited with either the Chairman at the Meeting or with Digatrade Financial Corp (the “Company”) Attn: Proxy Tabulation, 1500 West Georgia Street, Suite 1300 Vancouver, BC V6G-2Z6 or at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The instrument of proxy must be signed by the shareholder or by his duly authorized attorney. If signed by a duly authorized attorney, the instrument of proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the shareholder is a corporation, the instrument of proxy must be signed by a duly authorized attorney, officer, or corporate representative, and must be accompanied by the original power of attorney or document whereby the duly authorized officer or corporate representative derives his power, as the case may be, or a notarially certified copy thereof. The Chairman of the Meeting has discretionary authority to accept proxies which do not strictly conform to the foregoing requirements.

In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy by (a) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid, (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked.

IV. VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed and, where directions are given by the shareholder in respect of voting for or against any resolution will do so in accordance with such direction.

In the absence of any direction in the instrument of proxy, such shares will be voted in favour of the resolutions placed before the Meeting by management, as stated under the headings in this Information Circular. The instrument of proxy enclosed, when properly completed and deposited, confers discretionary authority with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may be properly brought before the Meeting. At the time of printing of this Information Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any such amendments, variations or other matters should properly come before the Meeting, the proxies hereby solicited will be voted thereon in accordance with the best judgment of the nominee.

V. ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

Only registered holders of common shares of the Company or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary (an “Intermediary”) (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Distribution to NOBOs

In accordance with the requirements of the Canadian Securities Administrators and National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI-54-101”), the Company will have caused its agent to distribute copies of the Notice of Meeting and this Information Circular (collectively, the “Meeting Materials”) as well as a Voting Instruction Form directly to those Non-Registered Holders who have provided instructions to an Intermediary that such Non-Registered Holder does not object to the Intermediary disclosing ownership information about the beneficial owner (the “Non-Objecting Beneficial Owner” or “NOBO”).

The Meeting Materials distributed by the Company’s agent to NOBOs include a Voting Instruction Form. Please carefully review the instructions on the Voting Instruction Form for completion and deposit.

Distribution to OBOs

In addition, the Company will have caused its agent to deliver copies of the Meeting Materials to the clearing agencies and Intermediaries for onward distribution to those Non-Registered Shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner (the “Objecting Beneficial Owner” or “OBO”).

Intermediaries are required to forward the Meeting Materials to OBOs unless an OBO has waived his or her right to receive them. Intermediaries often use service companies such as Broadridge Proxy Services to forward the Meeting Materials to OBOs. Generally, those OBOs who have not waived the right to receive the Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the OBO, but which is otherwise uncompleted. This form of proxy need not be signed by the OBO. In this case, the OBO who wishes to submit a proxy should properly complete the form of proxy and deposit it with Broadridge Financial Solutions, Inc. in the manner set out above in this Information Circular, with respect to the common shares beneficially owned by such OBO; OR
(b)	more typically, be given a voting registration form which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute authority and instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code or other information. In order for the form of proxy to validly constitute a proxy authorization form, the OBO must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the OBO to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the persons named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VI. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As of the date of this information circular, 42,911,150 common shares of the Company without par value were issued and outstanding, with each share carrying the right to one vote. At a general meeting of the Company, on a show of hands, every shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each share of which he is the holder.

Only shareholders of record at the close of business on January 23, 2017, who either personally attend the Meeting or who complete and deliver an instrument of proxy in the manner and subject to the provisions set out under the heading “Appointment and Revocation of Proxies” will be entitled to have his shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company as of January 23, 2017, only the following persons beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than l0% of the voting rights attached to all outstanding shares of the Company:

Name of Shareholder	Number of Shares	Percentage of Issued and Outstanding Shares
Cede & Co	8,581,781	19.99%
Vancap Ventures Inc	26,004,000	60.60%

(1)	The beneficial owners (Cede&Co) of the shares shown are not known to management of the Company.
VII.	INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VIII. INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Information Circular, “informed person” means:

(a)	a director or executive officer of the Company;
(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;
(c)	any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and
(d)	the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

No informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company’s last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

IX. STATEMENT OF EXECUTIVE COMPENSATION

A. General Provisions

For the purposes of this section:

“CEO” means an individual who acted as the Chief Executive Officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” means an individual who acted as the Chief Financial Officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of Section 3870 of the Canadian Institute of Chartered Accountants Handbook;

“executive officer” means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Company or any of its subsidiaries who performed a policy-making function in respect of the Company, or any other individual who performed a policy-making function in respect of the Company;

“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

“incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan;

“NEO” or “named executive officer” means each of the following individuals:

(a) a CEO;

(b) a CFO;

(c)	each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and
(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year;

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features;

“plan” includes any plan, contract, authorization or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

“replacement grant” means an option that a reasonable person would consider to be granted in relation to a prior or potential cancellation of an option;

“re-pricing” means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option; and

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.

B. Compensation Discussion and Analysis

Compensation Program Objectives

The Company’s compensation policies and programs are designed to be competitive with similar junior resource exploration companies and to recognize and reward executive performance consistent with the success of the Company. These policies and programs are intended to attract and retain capable and experienced people. The role and philosophy of the Board of Directors, acting as the compensation committee, is to ensure that the Company’s goals and objectives, as applied to the actual compensation paid to the Company’s President and Chief Executive Officer and other executive officers, are aligned with the Company’s overall business objectives and with shareholders interests. The Company relies solely on Board discussion without any formal objectives, criteria or analysis.

In addition to informal industry comparables from publicly available information, the Board of Directors considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include the long-range interests of the Company and its shareholders, the overall financial and operating performance of the Company, and the Board’s assessment of each executive’s individual performance and contribution toward meeting corporate objectives. Performance is also recognized through the Company’s incentive option plan.

Role of Executive Officers in Determining Compensation

The Board of Directors reviews compensation policies and programs, as well as salary and benefit levels for the Company’s executives. The Board makes the final determination regarding the Company’s compensation programs and practices. Officers who are also directors are not present when their compensation is being discussed.

Base Salary

As a technology start-up company with minimal ongoing cash flow or revenues, the Company establishes salaries to its executive officers at a minimal level, in keeping with the Company’s available resources.

Stock Options

The Company has adopted a Stock Option Plan and it is in place for the granting of stock options to the directors, officers, employees and consultants of the Company. The purpose of granting such stock options is to assist the Company in compensating, attracting, retaining and motivating such persons and to closely align the personal interest of such persons to that of the Company’s shareholders, having regard to the fact that the Company has no ongoing cash flow or revenue from production and, as a result, there are limited funds available for the payment of salaries or consulting fees. The allocation of options under the Company’s Stock Option Plan is determined by the Board of Directors which, in determining such allocations, considers such factors as previous grants to individuals, overall Company performance, share price, the role and performance of the individual in question, the amount of time directed to the Company’s affairs and time expended for serving on the Company’s committees. At this time no options have been granted.

C. Summary Compensation Table

Brad Moynes, the Company’s President & CEO as of Dec 28, 1999 is compensated directly or indirectly, for the Company’s three most recently completed financial years is as follows:

Name and Principal Position (a)	Year Ended August 31 (b)	Salary ($) (c)	Share-based Awards ($) (d)	Option-based Awards ($) (e) (1)	Non-equity Incentive Plan Compensation ($) (f)		Pension Value ($) (g)	All Other Compen-sation ($) (h)	Total Compen-sation ($) (i)
					Annual Incentive Plans (f1)	Long-term Incentive Plans (f2)
Brad Moynes (2) President	2016	60,000	Nil	N/A	Nil	Nil	Nil	Nil	60,000
	2015	60,000	N/A	N/A	N/A	N/A	N/A	N/A	60,000
	2014	60,000	N/A	N/A	N/A	N/A	N/A	N/A	60,000
Paul E. Heney, Director	2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2014	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Tyrone Docherty	2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	The figures shown are based on the fair value estimated at the date of option grant using the Black-Scholes pricing model under the following assumptions: (i) risk free interest rate of 3.05%; (ii) expected dividend yield of nil; (iii) expected volatility of 114.0%; and (iv) an expected term of five years. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.
(2)	On Dec 28, 1999 Brad Moynes was appointed as the President and CEO of the Company.
(3)	On November 4, 2012 Paul E. Heney was appointed Director of the Company.
(4)	On Sept 24, 2016 Tyrone Docherty was appointed Director of the Company.

The benefits listed in the foregoing table are subject to the usual statutory deductions for social security and like deductions.

Other Compensation

The Company does not provide any pension, retirement plan or other remuneration for its directors or officers that constitutes an expense to the Company, nor are there any plans or arrangements in respect of compensation received or that may be received by executive officers in the Company’s most recently completed or current financial year to compensate such officers in the event of the termination of employment or a change in control of the Company.

D. Incentive Plan Awards

The Company has in place a Stock Option Plan for the purpose of attracting and motivating directors, officers, employees and consultants of the Company and advancing the interests of the Company by affording such persons the opportunity to acquire an equity interest in the Company through rights granted under the Stock Option Plan to purchase shares of the Company. A copy of the Stock Option Plan will be available for review at the meeting.

Outstanding Share-Based Awards and Option-Based Awards

The following table discloses the particulars of all awards for each NEO outstanding at the end of the Company’s financial year ended Dec 31, 2016, including awards granted before its most recently completed financial year:

	Option-based Awards				Share-based Awards
Name (a)	Number of securities underlying unexercised options (#) (b) (1)	Option exercise price ($) (c) (1)	Option expiration date (d)	Value of unexercised in-the-money options ($) (e) (2)	Number of shares or units of shares that have not vested (#) (f)	Market or payout value of share-based awards that have not vested ($) (g)
Brad Moynes	Nil	Nil	Nil	Nil	Nil	Nil
Paul Heney	Nil	Nil	Nil	Nil	Nil	Nil
Tyrone Docherty	Nil	Nil	Nil	Nil	Nil	Nil

Incentive Plan Awards – Value Vested or Earned During the Year

The following table summarizes the value of each incentive plan award vested or earned by each NEO during the Company’s financial year ended Dec 31, 2016 and current to the date of the report:

Name (a)	Option-based awards – Value vested during the year ($) (b)	Share-based awards – Value vested during the year ($) (c)	Non-equity incentive plan compensation – Value earned during the year ($) (d)
Brad Moynes	Nil	Nil	Nil
Paul Heney	Nil	Nil	Nil
Tyrone Docherty	Nil	Nil	Nil

Option Re-pricings

There were no re-pricings of stock options under the Stock Option Plan or otherwise during the Company’s financial year ended Dec 31, 2016.

E. Pension Plan Benefits

The Company has no pension plans that provide for payments or benefits to any NEO at, following or in connection with retirement.

The Company also does not have any deferred compensation plans relating to any NEO.

F. Termination and Change of Control Benefits

Other than as disclosed in this Information Circular, the Company does not have any pension or retirement plans which are applicable to NEOs. The Company has not provided compensation, monetary or otherwise, during its most recently completed financial year, to any person who now or previously has acted as an NEO, in connection with or related to the retirement, termination or resignation of such person, and the Company has provided no compensation to any such person as a result of a change of control of the Company. The Company is not party to any compensation plan or arrangement with an NEO resulting from the resignation, retirement or termination of employment of any such person.

There are no compensatory plans or arrangements between the Company and an NEO with respect to the resignation, retirement or other termination of employment of the NEO, a change of control of the Company or a change in the NEO’s responsibilities following a change of control of the Company involving an amount, including all periodic payments or installments, exceeding $100,000.

G. Director Compensation

The Company has no pension plan or other arrangement for non-cash compensation for its directors who are not NEOs, except incentive stock options. The following table discloses the particulars of all compensation for its directors who are not NEOs, for the financial year ended Dec 31, 2016:

(1)	The figures shown above are based on the fair value estimated at the date of option grant using the Black-Scholes pricing model under the following assumptions: (i) risk free interest rate of 3.05%; (ii) expected dividend yield of nil; (iii) expected volatility of 114.0%; and (iv) an expected term of five years. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.

Other than as set forth in the foregoing table, no director of the Company who is not an NEO has received, during the most recently completed financial year, compensation pursuant to:

(a)	any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;
(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or
(c)	any arrangement for the compensation of directors for services as consultants or experts.
X.	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company’s compensation plans under which equity securities were authorized for issuance as of Dec 31, 2016:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	Nil	Nil	Nil
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	Nil	$0.00	Nil

XI. INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No executive officer, director, employee, former executive officer, former director, former employee, proposed nominee for election as a director, or associate of any such person has been indebted to the Company or its subsidiaries at any time since the commencement of the Company’s last completed financial year. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by the Company or its subsidiaries at any time since the beginning of the most recently completed financial year with respect to any indebtedness of any such person.

XII. MANAGEMENT CONTRACTS

During the Company’s financial year ended December 31, 2016 there were no management functions of the Company or any of its subsidiaries which were to any substantial degree performed other than by the directors or executive officers of the Company or its subsidiaries.

XIII. CORPORATE GOVERNANCE

Pursuant to National Policy 58-101 Disclosure of Corporate Governance Practices, the Company is required to and hereby discloses its corporate governance practices as follows.

1. Board of Directors

The Board of Directors facilitates its exercise of independent supervision over the Company’s management through frequent meetings of the Board.

Brad Moynes, Paul Heney and Tyrone Docherty are directors of the Company in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with their ability to act in the best interests of the Company, other than the interests and relationships arising from shareholdings. Brad Moynes is the President & CEO and Paul Heney and Tyrone Docherty are independent directors.

2. Directorships

The following table discloses directors who are currently directors of other reporting issuers:

Name of Director	Other Reporting Issuers
Brad Moynes	None
Paul Heney	None
Tyrone Docherty	Deer Horn Capital, Mason Graphite, Berkley Renewables

3. Orientation and Continuing Education

The Board of Directors briefs all new directors on the policies of the Board and other relevant corporate and business information. The Board does not provide any continuing education, but does encourage directors keep themselves informed with regard to changing corporate governance and legal issues both individually and as a group. Directors are individually responsible for maintaining the skills and knowledge necessary to meet their obligations as directors.

4. Ethical Business Conduct

The Board of Directors has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under such corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the Board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the Company. If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

5. Nomination of Directors

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual general meeting of the shareholders of the Company.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required to the Company, shown support for the Company’s mission and strategic objectives, and a willingness to serve as a director.

6. Compensation

The Board of Directors conducts reviews with regard to directors’ compensation once a year. To make its recommendation on directors’ compensation, the Board takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies.

7. Other Board Committees

The Board of Directors has no committees other than the audit committee.

8. Assessments

The Board of Directors monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

XIV. AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 Audit Committees (“NI 52-110”) requires the Company, as a venture issuer, to disclose annually in its information circular certain information concerning the constitution of its audit committee and its relationship with its auditor, as follows.

The Company’s audit committee is governed by an audit committee charter, the text of which is attached as Schedule A to this Information Circular.

Following changes to the Board of Directors during the Company’s financial year ended Dec 31, 2016, the Company’s current audit committee is comprised of two directors: Brad Moynes and Tyrone Docherty. Brad Moynes is not an independent member. All of the audit committee members are financially literate. Each audit committee member has gained financial literacy through experience serving as director and/or officer of several mining and resource exploration companies, as well as participation on other audit committees. Each member has significant understanding of the resource exploration business in which the Company engages and has an appreciation for the relevant accounting principles for that business.

Since the commencement of the Company’s most recently completed financial year, the Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an auditor.

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in sections 2.4 or 8 of NI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided.

Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Board of Directors, and where applicable the audit committee, on a case-by-case basis.

In the following table, “audit fees” are fees billed by the Company’s auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees (1)	All Other Fees
December 31, 2016	$15,000	$2500	$1,500	$500(CPAB)
December 31, 2015	$15,000	$500	$1,500	$540(CPAB)

(1)	Fees related to the preparation of the Company’s T-2 corporate income tax return and the General Index of Financial Information required by CCRA.

The Company is relying on the exemption provided by section 6.1 of NI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

XV. PARTICULARS OF MATTERS TO BE ACTED UPON

B. Election of Directors

Each director of the Company is elected annually and holds office until the next annual general meeting of the shareholders of the Company unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by proxy will, be voted for the nominees herein listed.

On January 15, 2017, the Board of Directors adopted a policy stipulating that if director nominee receives more votes against (Withheld) than are voted in favour (For) of him or her, the nominee will be considered by the Board not to have received the support of the shareholders. Such nominee will be removed from the board effective within 48 hours of the conclusion of the vote tabulation. If the Company has a nominating/corporate governance committee (or equivalent) other than the Board at such time, the Board will refer the removal of nominee to such committee (or equivalent) for processing.

Subject to any corporate law restrictions, the Board may (1) leave a vacancy in the Board unfilled until the Company’s next annual general meeting of shareholders, (2) fill the vacancy by appointing a new director whom the Board considers to merit the confidence of the shareholders, or (3) call a special meeting of shareholders to consider new Board nominee(s) to fill the vacant position(s).

The policy does not apply where the election of directors involves a proxy battle (i.e., where proxy material is circulated in support of one or more nominees who are not part of the director nominees supported by management).

Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Information Circular:

Name of Nominee, Residence and Present Positions Held	Principal Occupation	Director Since	Number of Shares Beneficially Owned or Controlled
Brad Moynes (1) Canada President, CEO, Director	Self-employed, independent businessman	Dec 28, 1999	26,004,000 (1)
Paul Heney Director	Self-employed, independent businessman	Nov 19, 2010	nil
Tyrone Docherty Director	Self-employed, independent businessman	Nov 15, 2016	250,000

(1)	This amount includes 26,004,000 common shares (Control “Shares”) issued pursuant under SEC Rule 144 Restricted Shares indirectly held through Vancap Ventures Inc which is a management company solely owned by the President of the Company.

The terms of office of those nominees who are presently directors will expire as of the date of the Meeting. All of the directors who are elected at the Meeting will have their term of office expire at the next annual general meeting of the shareholders of the Company.

No proposed director of the Company is, or within the 10 years before the date of this Information Circular has been, a director or executive officer of any company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
(b)	was subject to an event that resulted, after the proposed director ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more that 30 consecutive days; or
(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The above information was provided by management of the Company.

C. Appointment of Auditor

The management of the Company proposes that Watson, Duaphinee and Musuch, Chartered Accountants, be re-appointed as the auditor of the Company for the ensuing year at remuneration to be negotiated between the auditor and the Board of Directors.

XVI. OTHER MATTERS TO BE ACTED UPON

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. The management of the Company knows of no other matters to come before the Meeting other than those referred to in the accompanying Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxies solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

XVII. ADDITIONAL INFORMATION

Additional information concerning the Company is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Financial information concerning the Company is provided in the Company’s audited financial statements and Management’s Discussion and Analysis for the financial year ended December 31, 2016 and all previous reporting years.

Shareholders wishing to obtain a copy of the Company’s financial statements and Management’s Discussion and Analysis may do so by contacting the Company as follows:

DIGATRADE FINANCIAL CORP
1500 West Georgia Street, Suite 1300
Vancouver, BC V6C-2Z6
T: 604.200-0071
F: 604-200-0072

E-mail: info@digatrade.com

BOARD APPROVAL

The content and sending of this Information Circular has been approved by the Board of Directors. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, the 23rd day of January, 2017.

ON BEHALF OF THE BOARD

“Brad J. Moynes”

BRAD J. MOYNES

SCHEDULE “A”

DIGATRADE FINANCIAL CORP.
(the “Company”)

AUDIT COMMITTEE CHARTER

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company is to provide an open avenue of communication between management, the Company’s independent auditor and the Board and to assist the Board in its oversight of:

  the integrity, adequacy and timeliness of the Company’s financial reporting and disclosure practices;
  the Company’s compliance with legal and regulatory requirements related to financial reporting; and
  the independence and performance of the Company’s independent auditor.

The Committee shall also perform any other activities consistent with this Charter, the Company’s articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company.

With the exception of the foregoing quorum requirement, the Committee may determine its own procedures. The Committee’s role is one of oversight. Management is responsible for preparing the Company’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles (“GAAP”). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor’s responsibility is to audit the Company’s financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing the Company’s financial statements, preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Committee.

AUTHORITY AND RESPONSIBILITIES

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1.	Monitor the adequacy of this Charter and recommend any proposed changes to the Board.
2.	Review the appointments of the Company’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.
3.	Review with management and the independent auditor the adequacy and effectiveness of the Company’s accounting and financial controls and the adequacy and timeliness of its financial reporting processes.
4.	Review with management and the independent auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.
5.	Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.
6.	Review the Company’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.
7.	Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditor’s judgment about the quality and appropriateness of the Company’s accounting policies. This review may include discussions with the independent auditor without the presence of management.
8.	Review with management and the independent auditor significant related party transactions and potential conflicts of interest.
9.	Pre-approve all non-audit services to be provided to the Company by the independent auditor.
10.	Monitor the independence of the independent auditor by reviewing all relationships between the Independent auditor and the Company and all non-audit work performed for the Company by the independent auditor.
11.	Establish and review the Company’s procedures for the:
•	receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and
•	confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.
12.	Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.
13.	Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of National Instrument 52-110 of the Canadian Securities Administrators, the Business Corporations Act (British Columbia) and the articles of the Company.